UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 1
MAIN STREET RESTAURANT GROUP, INC.
(Name of Subject Company (Issuer))
MAIN STREET ACQUISITION CORPORATION
BRIAD MAIN STREET, INC.
BRADFORD L. HONIGFELD
(Name of Filing Persons (Offerors))
Common Stock, $0.001 par value per share
(Title of Class of Securities)
560345308
(CUSIP Number of Class of Securities)
Bradford L. Honigfeld
c/o The Briad Group
78 Okner Parkway
Livingston, N.J. 07039
(973) 597-6433
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Blake Hornick, Esq.	Brian H. Blaney, Esq.
Pryor Cashman Sherman & Flynn LLP	Greenberg Traurig, LLP
410 Park Avenue	2375 East Camelback Road, Suite 700
New York, NY 10022	Phoenix, AZ 85016
(212) 326-0133 (Telephone)	(602) 445-8000 (Telephone)
(212) 798-6329 (Facsimile)	(602) 445-8100 (Facsimile)
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$114,500,388	$12,252

(1)	Estimated for purposes of calculating the filing fee only. This calculation assumes (i) the purchase of 14,969,374 shares of common stock, $0.001 par value per share (the “Shares”), at the tender offer price of $6.40 per Share, (ii) that all outstanding options to purchase Shares (“Options”), excluding 1,200,000 Options that will expire unexercised pursuant to a contractual agreement (the “Lock-up Options”), will be cashed out in connection with the transaction, (iii) that all outstanding warrants to purchase Shares will be cashed out in connection with the transaction, and (iv) that all 127,500 outstanding restricted stock units (the “Restricted Stock Units”) will be cashed out in connection with the transaction. The transaction value includes: (i) $95,803,994 (the offer price of $6.40 multiplied by the 14,969,374 shares that may be tendered), (ii) $339,191 (the sum payable to the holder of the Lock-up Options in consideration for allowing such options to expire unexercised), (iii) $13,820,275 (the offer price of $6.40 multiplied by 2,159,418, the number of outstanding Options (excluding the Lock-up Options)), (iv) $3,720,928 (the offer price of $6.40 multiplied by 581,395, the number of outstanding Warrants), and (v) $816,000 (the offer price of $6.40 multiplied by 127,500, the number of outstanding Restricted Stock Units).

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals .010700% of the value of the transaction.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,252
Form or Registration No.:	Schedule TO
Filing Party:	Main Street Acquisition Corporation, Briad Main Street, Inc. and Bradford L. Honigfeld
Date Filed:	June 1, 2006
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

Items 1 through 9 and 11.
SIGNATURE

INTRODUCTION
     Main Street Acquisition Corporation, Briad Main Street, Inc., and Bradford L. Honigfeld hereby amend and supplement their Tender Offer Statement on Schedule TO, filed on June 1, 2006 (the “Schedule TO”), with respect to Main Street Acquisition Corporation’s offer to purchase all of the outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Main Street Restaurant Group, Inc., as set forth in this Amendment No. 1. Unless otherwise indicated, all capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Schedule TO.
Items 1 through 9 and 11.
Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:
     (1) The final sentence on page 11 of the Questions and Answers section of the Offer to Purchase under the heading “What are the United States federal income tax consequences of tendering shares?” is hereby amended and restated in its entirety as follows:
     “We recommend that stockholders consult their own tax advisors as to the particular tax consequences to them of the tender offer and the merger, including the effect of United States, federal, state, and local tax laws or foreign tax laws.”
     (2) The first paragraph on page 14 of the Offer to Purchase under Section 1 — “Terms of the Offer” is hereby amended by adding the following sentence at the end of such paragraph:
     “In connection with the Offer, a subsequent offering period will not be available.”
     (3) The third paragraph on page 17 of the Offer to Purchase under Section 2 — “Acceptance for Payment and Payment for Shares” is hereby amended and restated in its entirety as follows:
     “If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to DTC, such Shares will be credited to an account maintained within DTC), promptly after the expiration, termination or withdrawal of the Offer.”
     (4) The second paragraph on page 20 of the Offer to Purchase under Section 5 — “Material Federal Income Tax Consequences” is hereby amended and restated in its entirety as follows:
     “The federal income tax consequences below are based upon current law, the specific terms and conditions of the Offer and Merger, and the assumptions discussed below. Because individual circumstances may differ, we recommend that each holder of Shares should consult such holder’s own tax advisor to determine the specific applicability of the rules discussed below to such stockholder and the particular tax effects of the Offer and the Merger, including the application and effect of state, local, and other tax laws with respect to such stockholder’s individual tax position.”
     (5) The first paragraph on page 24 of the Offer to Purchase under the heading “Other Financial Information” under Section 8 — “Certain Information Concerning the Company” is hereby amendment and restated in its entirety as follows:
     “To the knowledge of Mr. Honigfeld, Offeror and BMS, the Company does not as a matter of course make public forecasts as to its future financial performance. However, in connection with the negotiations among Mr. Honigfeld, BMS, Offeror, the Company, and their representatives, the Company furnished to Offeror and its representatives certain nonpublic information regarding the Company’s projected operating performance. Such information included the Company’s projections of revenue, gross profit, earnings before interest, taxes, depreciation, and amortization (“EBITDA”), and net income for the Company for the Company’s fiscal years 2006 through 2010. Set forth below is a summary of such projections, with later years omitted due to the inherent unreliability of long-term projections (the “Projections”). These Projections have not been adjusted to reflect the effects of the Offer or the Merger or the incurrence of indebtedness in connection therewith. These projections should be read together with the financial statements of the Company that can be obtained from the SEC as described below.”
     (6) The second and third full paragraphs on page 26 of the Offer to Purchase under Section 9 — “Certain Information Concerning Bradford L. Honigfeld, Offeror, BMS and Certain Affiliates” are hereby amended and restated in their entirety as follows:
     “Except as described in this Offer to Purchase, (i) none of the Purchaser Group nor any affiliate of any member of the Purchaser Group, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the members of the Purchaser Group nor any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.
     Except as provided in the Merger Agreement, the Stock Tender and Voting Agreements, the Brown Purchase Agreement, the Confidentiality Agreement (as such term is defined in Section 13 — “The Transaction Documents” of this Offer to Purchase) or as otherwise described in this Offer to Purchase, none of the members of the Purchaser Group nor any affiliate of any member of the Purchaser Group has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.”
     (7) The first sentence of the second paragraph on page 27 of the Offer to Purchase under Section 10 — “Source and Amount of Funds” is hereby amended and restated in its entirety as follows:
     “If all Shares are tendered to and purchased by Offeror, the aggregate purchase price will be approximately $105.4 million, exclusive of the Offeror’s and BMS’s estimated related transaction fees and expenses (exclusive of the refinancing of the Company’s indebtedness).”
     (8) The fourth paragraph on page 27 of the Offer to Purchase under Section 10 — “Source and Amount of Funds” is hereby amended by adding the following disclosure at the end of such paragraph:
     “The Senior Credit Agreement shall not take effect, and the loans thereunder will not be available, until (1) all of the conditions to the Offer have been satisfied or waived, (2) the Company has executed a counterpart signature page to the Senior Credit Agreement simultaneous with the completion of the Offer, and (3) the Offeror shall have consummated the Merger. Consequently, there are currently no outstanding borrowings under the Senior Credit Agreement. However, as of June 1, 2006, the current interest rate that would be available under the Senior Credit Agreement were it in effect as of that date would have been approximately 8.13%.”
     (9) Section 10 — “Source and Use of Funds” is hereby amended by adding the following disclosure on page 29 at the end of Section 10:
     “Currently, no plans or arrangements have been made to repay any of the loans that will be made under the Senior Credit Agreement or the Subordinated Credit Agreement. BMS generally expects to repay the loans out of the operating income of the Company’s business in the ordinary course or through the sale of certain non-core, non-TGI Friday’s assets of the Company as well as certain underperforming TGI Friday’s restaurants.”
     (10) The heading to Section 15 on page 45 of the Offer to Purchase, and all references thereto in the Offer to Purchase, are hereby amended and restated as follows:
     “Section 15. Material Conditions to the Offeror’s Obligations.”
     (11) References to the aggregate number of Shares subject to Stock Tender and Voting Agreements identified as “6,646,088” Shares in the following sections of the Offer to Purchase are hereby amended to read “6,645,110” Shares:
     (a) The first paragraph under “How many shares need to be validly tendered and not withdrawn prior to the expiration of the tender offer in order to satisfy the condition that at least 90% of the share outstanding be tendered?” on page 9 of the Offer to Purchase;
     (b) The first full paragraph on page 14 of the Offer to Purchase under the “Introduction;”
     (c) The third full paragraph on page 15 of the Offer to Purchase under Section 1 — “Terms of the Offer;”
     (d) The second paragraph under Section 9 — “Certain Information Concerning Bradford L. Honigfeld, Offeror, BMS and Certain Affiliates” on page 25 of the Offer to Purchase; and
     (e) The first paragraph under the heading “Stock Tender and Voting Agreements” on page 44 of the Offer to Purchase under Section 13 — “The Transaction Documents.”

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	June 8, 2006	/s/ Bradford L. Honigfeld
Bradford L. Honigfeld

BRIAD MAIN STREET, INC.

Date:	June 8, 2006	By:	/s/ Bradford L. Honigfeld
Bradford L. Honigfeld President

MAIN STREET ACQUISITION CORPORATION

Date:	June 8, 2006	By:	/s/ Bradford L. Honigfeld
Bradford L. Honigfeld
President